FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 22, 2004

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

Item		Sequential Page Number
1	Relevant fact, dated on June 22, 2004	3

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., in compliance with Article 82 of Law 24/1988, of July 28, of the Securities Market, hereby communicates the following:

HECHO RELEVANTE- RELEVANT FACT

It is hereby attached the resolutions approved by the Ordinary General Meeting of Shareholders of Terra Networks, S.A. held today in Barcelona at 17.30 hours- at first and sole calling:

RESOLUTION ONE. Examination and approval, as appropriate, of the Annual Accounts and Management Report, of “Terra Networks, S.A” as well as of its Consolidated Group of Companies, and the proposal for application of the result of “Terra Networks, S.A.” and of management by its Board of Directors, all in relation to financial year 2003.

To approve the Annual Accounts (Balance Sheet, Profit and Loss Accounts and Annual Report) and the Management Reports of Terra Networks, S.A. and of its Consolidated Group of Companies for financial year 2003 (ended on 31st December that year), as prepared by the Board of Directors of the Company at its meeting on 24th February 2004, as well as the corporate management by the Board of Directors of Terra Networks, S.A. during that financial year.

The Individual Accounts, Balance Sheet on 31st December 2003, records assets and liabilities amounting to 3,340,419 thousand euros each one, and the Profit and Loss Account at the financial year end a loss amounting to 191,803 thousand euros.

In the Consolidated Accounts, the Balance Sheet on 31st December 2003 records assets and liabilities of 2,987,218 thousand euros each one, and the Profit and Loss Account at the financial year end a loss amounting to 172,710 thousand euros.

B)	To assign the losses from financial year 2003, amounting to 191,803 thousand euros, to the account “Losses from previous financial years”.

RESOLUTION TWO.- Reelection, ratification and, if appropriate, appointment of Directors.

“To ratify and appoint Mr. Joaquin Faura Batlle, appointed by co-option, for a term of five (5) years, pursuant to the Act and the company By-laws.”

RESOLUTION THREE. Appointment of an Accounts Auditor for financial year 2004.

“To re-elect the firm “Deloitte & Touche España, S.L.” (formerly Arthur Andersen y Cía, Sociedad Comanditaria) as Accounts Auditor to verify the Annual Accounts and Management Reports of “Terra Networks, S.A.” and its Consolidated Group of Companies for financial year 2004.”

RESOLUTION FOUR. Reduction of the stock capital by amortization of own shares, with exclusion of creditors’ rights of opposition, and delegation of powers upon the Board of Directors in relation to coverage of the stock option schemes.

“A)	To reduce the stock capital by the sum of 53,052,804 euros, in order to amortize 26,526,402 own shares acquired by the company according to the terms foreseen in article 75 of the Stock Company Act, of two (2) euros face value each one.

The said stock capital reduction is performed against the issue premium reserve, proceeding to set aside a reserve amounting to 53,052,804 euros (a sum equal to the face value of the shares amortized) that may only be disposed of under the same requisites as established for stock capital reduction, in application of the terms foreseen in number 3 of article 167 of the Stock Company Act. Thus, by virtue of what has been set forth in that principle, the creditors shall not be entitled to the opposition referred to in article 166 of the Stock Company Act concerning the capital reduction resolved.

B)	Due to the stock capital reduction agreed, to amend articles 5 and 6 of the Articles of Association, that shall be drafted on the following terms:

“Article 5

The stock capital is 1,149,883,026 euros and it is fully subscribed and paid up.”

“Article 6

The stock capital is divided into 574,941,513 shares, with a face value of two (2) euros each one, formed by a sole class and series, represented by means of annotations to account.

The company will recognize those who are legitimated in the relevant accounting records as shareholders.

All the shares grant their legitimate owner shareholder status and attribution of the rights recognized in the Act and these Articles of Association. Notwithstanding this, the company may issue shares without voting rights on the terms, and within the limits and requisites established by the Act.”

C)	To empower the Board of Directors so it may determine the particulars that have not been expressly set in the preceding sections of this agreement, or that are a consequence of it, and to pass the resolutions, to perform the actions and grant the necessary public or private documents for the most complete execution of this agreement, including, merely for the purposes of illustration, publication of the legally required announcements and dispatching the appropriate applications and communications to have the shares amortized excluded from trading on the stock exchange, and those powers may be delegated by the Board of Directors upon the Delegate Commission, the Chairman of the Board of Directors and/or any other person specifically empowered for that purpose.”

D)	Record is also made that of the shares amortized by virtue of this resolution, 26,507,482 shares were acquired by the Company from Citibank N.A., which were being held in own portfolio in order to provide coverage of the obligations of the stock option schemes of Lycos Inc. Undertaken by the Company under the terms of section D) of the resolution passed by the Ordinary General Meeting of Shareholders of the Company held on 8th June 2000 under point five of the Agenda (remodeled version passed by the Ordinary General Meeting of Shareholders held on 7th June 2001).

On the other hand, section D) of the said agreement by the General Meeting of Shareholders of the Company held on 8th June 2000, resolved that the Company Board of Directors be empowered so that, in relation to the bonds of the Stock Option Schemes of Lycos Inc., the coverage or coverages deemed most convenient could be established, and to carry out any necessary acts to instrumentalize assumption of the options granted by Lycos Inc., to its employees, as well as application and execution of that resolution.

As to the latter, it was resolved to ratify the said delegation of powers and to extend it in order to specifically empower the Board of Directors so it may, if necessary or convenient considering the evolution of the listed value of the shares, dispense with the coverage or maintain its non existence or, if appropriate, establish any other system of coverage to honor the obligations of the Stock Option Schemes of Lycos Inc. It also resolved to extend that same delegation of powers in relation to the coverage of the Stock Option Schemes of Terra Networks, S.A., thus extending that foreseen in the resolution passed by the General Meeting of Shareholders of 1st October 1999 under point two of the Agenda.

RESOLUTION FIVE. Adherence to the tax consolidation regime.

“For the company Terra Networks, S.A. to adhere to the tax consolidation regime, within Group 24/90 of which Telefónica S.A. is the controlling company, for financial year 2004 and subsequent ones, pursuant to the terms established in Legislative Royal Decree 4/2004, of 5th March, that approves the Remodeled Text of the Stock Company Act.”

RESOLUTION SIX. Shareholder remuneration: distribution of dividends against the issue premium reserve.

“To approve payment of a cash dividend against the “Share issue premium reserve”, of a fixed sum of 2 euros gross for each one of the current shares of the Company with the right to collect dividends on the date of payment, with a maximum total amount of 1,136 million euros.

The payment will be made on 30th July 2004 through the entities participating the “Sociedad de Gestión de los sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (IBERCLEAR), in the manner that will be duly announced.

The withholdings required, by the applicable regulations from time to time, shall be applied as the case may be, to the gross sums paid out.”

RESOLUTION SEVEN. Authorization to acquire own shares, directly or through Companies in the Group.

“A)	To authorize, pursuant to the terms of articles 75 and following of the current Stock Company Act, acquisition, at any time and as often as considered appropriate, by Terra Networks, S.A., either directly, or through any subsidiary companies controlled by this company, - own shares, by purchase or any other onerous legal title.

The price or consideration of the minimum acquisition shall be the equivalent to the face value of the own shares acquired, and the price and consideration of maximum acquisition shall be the equivalent to the listed value of the own shares acquired on an official secondary market at the time of acquisition. Notwithstanding the foregoing, the acquisition price of the shares that provides coverage of the Option Plans approved by the resolutions passed at the General Meetings of Shareholders of Terra Networks, S.A. held on 1st October 1999 and 8th June 2000, will be the issue price established in the resolution approved as point two of the Agenda of the aforementioned General Meeting of Shareholders of the company held on 1st October 1999, in the case of shares held by the Caja de Ahorros y Pensiones de Barcelona and Banco Zaragozano, S.A. (now, Barclays Bank, S.A.). The shares that may be acquired from the said companies and which are not to be assigned to the present beneficiaries of the Stock Option Schemes approved by the Institution must be presented by the Board of Directors to the General Meeting of Shareholders for amortization.

That authorization is granted for a term of 18 months from the date of holding this Meeting, and is expressly subject tot he limitation that at no time may the face value of the own shares acquired under this authorization, added to those already held by Terra Networks, S.A. and any others of the subsidiaries controlled, may exceed 5 per cent of the stock capital of it at the moment of acquisition, and must also abide by the limitations established for acquisition of own shares by the Authorities regulating the markets on which the shares of Terra Networks, S.A. are listed.

It is expressly recorded that the authorization to acquire own shares granted may be used fully or partially to acquire shares in Terra Networks, S.A. that it must deliver or convey to administrators or workers of the Company or the companies in its Group, directly or due to exercise of stock option rights by them, all within the framework of retribution systems linked to the listed value of the Company stock, approved in the appropriate manner.

A)	To empower the Board of Directors, on the most ample terms, to exercise the authorization forming the object of this resolution and to carry out the rest of the provisions it contains, and those powers may be delegated by the Board of Directors in favor of the Chairman of the Board of Directors, or any other person the Board of Directors empowers expressly for that purpose.

B)	To leave without effect, in the part not executed, the resolution passed on this matter by the Ordinary General Meeting of Shareholders of the Company held on 2nd April 2003, in relation to point IV of the Agenda of same.”

RESOLUTION EIGHT. Approval, if appropriate, of the Regulations of the General Meeting of Shareholders of “Terra Networks, S.A.”.

“To approve the draft Regulations of the General Meeting of Shareholders of Terra Networks, S.A. that has been presented to it by the Board of Directors of the Company, the complete literal text of which is known by the shareholders”.

RESOLUTION NINE. Delegation of powers to formalize, interpret, correct and execute the resolutions passed by the General Meeting of Shareholders.

“To empower, severally, the Executive President and the non Director Secretary to the Board of Directors so that either of them may formalize and execute the preceding resolutions, being able, to that end, to grant the public or private documents that are necessary or convenient (including those of interpretation, clarification, correction of errors and rectifying defects) for their most exact fulfillment or for their inscription, to the extent required, at the Business Registry or any other Public Registry.”

***************

Madrid, June 22, 2004

José F. Mateu Isturiz

General Counsel and Secretary of the Board of Directors of Terra Networks, S.A.

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Certain factors affecting such forward-looking statements are described in the company’s filings with the Securities and Exchange Commission, including the company’s annual report on Form 20-F under the heading “Risk Factors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: June 22, 2004	By:	/s/ José F. Mateu Isturiz
	Name:	José F. Mateu Isturiz
	Title:	General Counsel and Secretary of the Board of Directors